EXHIBIT 14.1

CODE OF BUSINESS CONDUCT AND ETHICS

As Revised March 14, 2022

Purpose

This code of Business Conduct and Ethics (the “Code”) for Midwest Holding, Inc., and its subsidiaries (hereinafter collectively referred to as the “Company”) provides a general statement of the Company’s expectations regarding the ethical standards that each director, officer and employee should adhere to while acting on behalf of the Company. Each director, officer and employee is expected to read and become familiar with the ethical standards described in this Code and may be required, from time to time, to affirm his or her agreement to adhere to such standards by signing the Compliance Certificate accompanying this Code.

Administration

The Company’s Board of Directors (the “Board”) is responsible for setting the standards of business conduct contained in this Code and updating these standards as it deems appropriate to reflect changes in the legal and regulatory framework applicable to the Company, the business practices within the Company’s industry, the Company’s own business practices and the prevailing ethical standards of the communities in which the Company operates. While the Company’s Board Chair will oversee the procedures designed to implement this Code to ensure that they are operating effectively, it is the individual responsibility of each director, officer and employee of the Company to comply with this Code.

Compliance with Laws, Rules and Regulations

The Company will comply with all laws and governmental regulations that are applicable to the Company’s activities, and expects that all directors, officers and employees acting on behalf of the Company will obey the law. Specifically, the Company is committed to:

• maintaining a safe and healthy work environment

• promoting a workplace that is free from discrimination or harassment based on race, color, religion, sex or other factors that are unrelated to the Company’s business interests;

• supporting fair competition and laws prohibiting restraints of trade and other unfair trade practices;

• conducting its activities in full compliance with all applicable environmental laws;

• keeping the political activities of the Company’s directors, officers and employees separate from the Company’s business;

• prohibiting any illegal payments to any government officials or political party representatives of any country; and

• complying with all applicable state and federal securities laws.

Directors, officers and employees are prohibited from illegally trading the Company’s securities while in possession of material, nonpublic (“inside”) information about the Company.

Conflicts of Interest

A “conflict of interest” occurs when an individual’s private interests interfere in any way or even appear to interfere, with the interests of the Company as a whole. A conflict situation can arise when an employee, officer or director takes actions or has interests that can make it difficult to perform his or her Company work objectively and effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Company. Directors, officers and employees should